

November 21, 2011

Via E-mail
Mr. William F. Lacey
Executive Vice President and Chief Financial Officer
GSE Holding, Inc.
19103 Gundle Road
Houston, TX 77073

> **Re: GSE Holding, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-175475**

Dear Mr. Lacey:

We have reviewed your registration statement and have the following comments.

General

1. Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38

2. We note your response to comment eight of our letter dated October 31, 2011. Please help us understand the nature of the services provided under the management services agreement and correspondingly why you would not need to replace these services.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

3. Please also disclose the estimated fair value of your common stock as of each grant date.

Principal and Selling Stockholders, page 131

4. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers over the shares offered by Randolph Street Partners VI. Additionally, please tell us whether Randolph Street Partners VI is a broker-dealer or an affiliate of a broker-dealer.

Financial Statements

Notes to the Financial Statements

Note 18. Segment Information, page F-39

5. In your previous filings, you indicated that management evaluates the performance of
   your segments and allocates resources based on sales, gross margin, and Adjusted
   EBITDA. Your current disclosures indicate that you only use sales and gross margin.
   Please help us understand what resulted in this change. In this regard, we also note that
   you continue to present and discuss Adjusted EBITDA on a consolidated basis
   throughout the filing.

6. Please provide a separate discussion of each segment's results in MD&A, including sales
   and gross margin. Please discuss the factors that contributed to changes in these
   amounts. When more than one factor contributes to the change between periods, please
   quantify the impact of each factor separately.

   You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please
contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other
questions.

                                        Sincerely,

                                        /s/ Dietrich King for

                                        Pamela Long
                                        Assistant Director

cc: Theodore A. Peto
       Kirkland & Ellis LLP